Britton & Koontz Capital Corporation

500 Main Street            601-445-5576
P O Box 1407               601-445-2488  Fax
Natchez, MS  39121         http://www.bkbank.com
                           corporate@bkbank.com


FOR IMMEDIATE RELEASE:     FOR MORE INFORMATION:
January 28, 2000           W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)   Bazile R. Lanneau, Jr., Vice President & CFO


BRITTON & KOONTZ CAPITAL CORPORATION REPORTS FOURTH QUARTER 1999 EARNINGS

	Natchez, Mississippi-- Britton & Koontz Capital Corporation reported net income for the quarter and year ended December 31, 1999. Net income and earnings per share for the quarter ended December 31, 1999, were $478 thousand and $.27 per share compared to $592 thousand and $.32 per share for the same period in 1998. Net income and earnings per share for 1999 decreased $112 thousand and $.06 per share from $2.33 million and $1.32 per share to $2.22 million and $1.26 per share. The decrease is primarily attributable to the Company's $1.0 million investment in Sumx Inc., a 35% owned subsidiary established to market Internet-based banking software to the banking industry. The Company recorded an after-tax loss from Sumx Inc. of $150 thousand which was partially offset by $70 thousand in management fees and other expenses. Other factors contributing to the decrease in earnings for 1999 were costs associated with the Company's acquisition of three Union Planters, NA branches in Natchez and Vicksburg, MS, costs related to Y2k compliance and data processing and equipment expenses related to improvements in the bank's computer systems. Returns on average assets and equity for the year ended December 31, 1999, were 1.16% and 11.11% compared to 1.36% and 12.34% for the same period in 1998.

	Bank operations, however, continue to reflect increased core income. Net interest margin increased to 4.64% despite decreased yields on earning assets. Average assets and loans increased 12% and 15%, respectively from the year ended December 31, 1998. Average deposits increased 7% during the same period, with noninterest bearing deposits growing 16% primarily from the acquisition of the three Union Planters, N.A. branches.

	 Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates four full service offices in Natchez and one in Vicksburg, Mississippi. As of December 31, 1999, the Company reported assets and equity of $208.9 and $20.2 million, respectively. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at December 31, 1999, amounted to 1,767,064.


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                           Britton and Koontz Capital Corporation
                                    Financial Highlights
                    (Unaudited-Amounts in thousands, except per share data



                                          For the Three Month          For the Twelve Months
                                          Ended  December  31,          Ended  December 31,

                                         --------------------          ---------------------
                                         1999            1998           1999            1998
                                         ----            ----           ----            ----

Interest income                         $3,735          $3,316        $14,106         $13,066
Interest expense                        (1,633)         (1,436)        (5,860)         (5,809)
                                       -------          ------        -------         -------
Net interest income                      2,102           1,880          8,246           7,257
Provision for loan losses                  (90)            (42)          (275)           (162)
                                       -------          ------        -------         -------
Net interest income after
 provision for loan losses               2,012           1,838          7,971           7,095
Non-interest income                        352             394          1,720           1,498
Non-interest expense                    (1,698)         (1,371)        (6,356)         (5,105)
                                        ------          ------        -------         -------
Income before income taxes                 666             861          3,335           3,488
Income taxes                              (188)           (269)        (1,115)         (1,156)
                                        ------          ------        -------         -------
Net income                              $  478          $  592        $ 2,220         $ 2,332
                                        ======          ======        =======         =======

Return on Average Assets                  0.93%           1.37%          1.16%           1.36%
Return on Average Equity                  9.38%          12.20%         11.11%          12.34%

Diluted:

Net income per share                     $0.27           $0.32          $1.26           $1.32
                                     =========       =========      =========       =========
Weighted average shares outstanding  1,767,064       1,767,124      1,767,064       1,768,700
                                     =========       =========      =========       =========


                                      December 31     December 31,
                                         1999            1998
                                     ------------    -------------

Total assets                          $208,854        $173,573
Cash and due from banks                  5,587           4,811
Investment securities                   52,766          43,835
Net loans                              139,141         118,285
Deposits-interest bearing              140,745         121,505
Deposits-non interest bearing           25,549          21,681
Short term borrowed funds               19,332           7,766
Stockholders' equity                    20,152          19,249
Book value (per share)                  $11.40          $10.89
Total shares outstanding             1,767,064       1,767,064





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